UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

CURRENCYSHARES JAPANESE YEN
(Name of Issuer)

ETP
(Title of Class of Securities)

23130A102
(CUSIP Number)

2/28/2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be ''filed'' for the purpose of Section 18 of the Securities Exchange Act of 1934 (''Act'') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 2313A102		13G	Page 2 of 7 Pages

1.		NAME OF REPORTING PERSON I.R.S. INDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) IndexIQ Advisors LLC 02-0811753
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)		☐
(b)		☐
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
173,364
	6.	SHARED VOTING POWER
0
	7.	SOLE DISPOSITIVE POWER
173,364
	8.	SHARED DISPOSITIVE POWER
0
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
173,364
10.		CHECK BOX IF THE AGGREGRATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.56% (see reponse to Item 4)
12.		TYPE OF REPORTING PERSON* (see instructions) IA

*SEE INSTRUCTIONS BEFORE FILLING OUT

Page 3 of 7 Pages

Item 1(a).	Name of Issuer:

CurrencyShares Japanese Yen

Item 1(b).	Address of Issuer's Principal Executive Offices:

805 King Farm Boulevard, Suite 600
Rockville, MD 20850

Item 2(a).	Name of Persons Filing:
Item 2(b).	Address of Principal Business Office, or if None, Residence:
Item 2(c).	Citizenship

IndexIQ Advisors LLC
800 Westchester Avenue Suite N-611
Rye Brook, NY 10573
(Delaware)

Item 2(d).	Title of Class of Securities:

ETP

Item 2(e).	CUSIP Number:

23130A102

Page 4 of 7 Pages

Item 3.	If This Statement Is Filed Pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c),
Check Whether the Person Filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Exchange
Act (15 U.S.C 78o).
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the
Exchange Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under Section 8 of the
Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☒	An investment adviser in accordance with §240.13d-
1(b)(1)(ii)(E).
	(f)	☐	An employee benefit plan or endowment fund in accordance
with §240.13d-1(b)(1)(ii)(F).
	(g)	☐	A parent holding company or control person in accordance
with §240.13d-1(b)(1)(ii)(G).
	(h)	☐	A savings association as defined in Section 3(b) of the Federal
Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an
investment company under Section 3(c)(14) of the Investment
Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
	If this statement is filed pursuant to Rule 13d-1 (c), check this box.		☐

Page 5 of 7 Pages

Item 4. Ownership

If the percent of class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1 (b) (2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

(a) Amount beneficially owned: 173,364
(b) Percent of class: 11.56%
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: 173,364
(ii) Shared power to vote or to direct the vote: none
(iii) Sole power to dispose or to direct the disposition of: 173,364
(iv) Shared power to dispose or to direct the disposition of: none

Page 6 of 7 Pages

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security
Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 9th day of March, 2015

IndexIQ Advisors LLC

By: /s/ Adam S. Patti
Adam S. Patti
CEO